Filed by Maxim Integrated Products, Inc. pursuant to

Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended.

Subject Company: Maxim Integrated Products, Inc.

Commission File No.: 001-34192

The following FAQs related to Maxim Integrated Product Inc.’s (“Maxim”) Change in Control Employee Severance Plans were made available to Maxim employees on the company’s intranet site on August 14, 2020.

Change in Control Severance Plans FAQs

August 13, 2020

Below are FAQs related to the Maxim Change in Control Severance Plans. The plan documents will govern all terms and conditions related to severance payments and benefits, including, without limitation, eligibility, covered terminations and payment amounts. The FAQs are qualified entirely by the terms of the plans and these FAQs are for informational purposes only and do not create any legal rights.

1.	Can I resign and receive severance payments and benefits under the Maxim Change in Control Severance Plans (“CIC Plan”)?

No, unless such resignation is due to “Good Reason” as defined in the CIC Plan.

2.	If ADI makes changes to compensation or benefits, may I resign and receive severance payments and benefits under the CIC Plan?

Changes in benefits (health, ESPP, allowances, etc) do not trigger benefits under the CIC Plan. Certain changes in total target cash opportunity (i.e., annual base salary and target annual cash bonus opportunity) may trigger severance benefits if such changes constitute “Good Reason” as defined in the CIC Plan.

3.	Will Maxim employment tenure (years of employment) for an individual transfer and continue at ADI?

Yes. Under the merger agreement, ADI will recognize a Maxim employee’s years of service for purposes of determining eligibility to participate, vesting and accrual and level of benefits under benefit plans, policies, arrangements and programs of the combined company, to the extent recognized for ADI employees.

4.	Will unused accrued vacation and holiday hours be paid out in the event of a termination of employment that trigger severance benefits under the CIC Plan?

Like any termination of employment, any earned and unpaid vacation/time bank hours will be paid out at termination to the extent provided for in the applicable policy. Employees do not receive payment for holiday hours.

5.	How will FY21 focal bonuses be paid out if the transaction closes before the end of focal FY21?

At the closing of the transaction, employees with Bonus Position Points (BPP) will be paid a portion of their annual (including quarterly) FY21 bonuses based on actual performance as of the closing, on a prorated basis (total amount of days employed from beginning of FY21 to the closing date, divided by the total number of days in FY21), less any amounts already paid (e.g., quarterly advances in accordance with the current bonus policy).

6.	Can you please explain any differences in how RSUs granted after July 13, 2020, are treated under the CIC Plan compared to those granted before announcement (if any)?

Yes, if severance payments and benefits are triggered under the CIC Plan, RSUs granted after July 13, 2020 to Level III and IV employees accelerate and vest in connection with the triggering severance event, on a prorated basis (shares x days employed from grant date to severance date, divided by total number of days in the vesting period of the equity award). Equity awards granted prior to July 13, 2020 vest in full on the termination of employment (subject to certain conditions related to performance-vesting awards).

7.	Can you help explain how the CIC Plan protects new hires that join Maxim between now and closing?

The severance plans under the CIC Plan cover full-time employees, including newly hired employees.

8.	Has a retention bonus plan been created?

No. We do not have plans for the creation of any retention bonus plan.

9.	Where can I find the written policy related to the treatment of RSUs in connection with a retirement (post-employment equity vesting)?

The post-employment equity vesting program is described here.

The post-employment vesting program continues to be available to eligible employees. However, equity granted after the announcement of the transaction will not be subject to the post-employment vesting program. Only RSU awards made from September 2017 to July 13, 2020 are eligible for this program, for those employees who meet all other eligibility requirements of the program.

10.	Will the post-employment equity vesting program continue after the transaction closes?

Employees who are already approved for participation in the post-employment equity vesting program will continue to participate with respect to eligible awards (i.e., those RSU awards made from September 2017 to July 13, 2020), provided all other eligibility requirements of the program are met. Future treatment of the post-employment equity vesting program will be determined following the closing of the transaction.

11.	Under the CIC Plan, why are the severance payments and benefits different for different levels of employees?

The severance payments and benefits under the CIC Plan were originally set in 2008 and then updated in 2017 based on prevalent market practices that applied in change in control transactions. The levels of payments and benefits were not changed in connection with the announced transaction (other than with respect to certain RSU awards granted after July 13, 2020 as described in FAQ #6 above).

12.

Will Maxim be revising the CIC Plan for Level IV and Level V employees to provide a minimum severance payment, or increase the benefits provided for employees whose tenure is less than 3 – 4 years at Maxim?

No, Maxim will not be amending the CIC Plan.

Non-US CIC Plan Questions:

13.

India specific question: From the information provided it seems after 4 years and 10 months of service with Maxim employees are eligible for Gratuity. Will Gratuity be paid if I become an ADI employee before 4 years 10 months, and ADI retains us?

No. The Gratuity in India is only paid out upon termination of employment, but your service with ADI will continue to accrue towards the 4 years and 10-month requirement.

14.

India specific question: In India, will the Gratuity be paid in addition to the CIC Plan benefits for the employees whose tenure is more than 4 years and 10 months on the date of termination of employment?

Yes, but only if your employment is terminated.

15.	Do we plan to make changes to any of the health or welfare plans or benefits thereunder that cover employees outside the US?

Maxim currently does not have any plans to make changes to such plans or benefits, other than in the ordinary course of business consistent with current enrollment practices, including certain pre-planned market-based benefit enhancements in India and Germany.

16.	Philippines Specific Question: How will the CIC severance plan impact the pay-out of retirement benefits based on our Retirement Plan in the Philippines?

Retirement plan benefits are not impacted by the CIC Plan.

17.	Thailand Specific Question: Will the CIC Plan have any impact on the Provident Fund in Thailand?

No.

18.	Will the severance payments and benefits under the CIC Plan be impacted by any statutory severance requirements?

Yes. The CIC severance payments and benefits will be offset by statutory or contractual payments. For employees outside the US, an eligible employee would be entitled to receive the severance payment under the CIC Plan OR statutory + ex gratia, whichever is greater. There is no offset relating to accelerated vesting of equity awards or health care continuation.

Forward Looking Statements

This communication relates to a proposed business combination transaction between Analog Devices, Inc. (“ADI”) and Maxim Integrated Products, Inc. (“Maxim”). This communication contains “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements address a variety of subjects, including, for example, projections as to the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined organization’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, and the anticipated closing date for the proposed transaction. Statements that are not historical facts, including statements about ADI’s and Maxim’s beliefs, plans and expectations, are forward-looking statements. Such statements are based on ADI’s and Maxim’s current expectations and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. Forward-looking statements often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “would,” “target” and similar expressions, as well as variations or negatives of these words. The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements: the uncertainty as to the extent of the duration, scope and impacts of the COVID-19 pandemic; political and economic uncertainty, including any faltering in global economic conditions or the stability of credit and financial markets, erosion of consumer confidence and declines in customer spending; unavailability of raw materials, services, supplies or manufacturing capacity; changes in geographic scope or product or customer mix; changes in export classifications, import and export regulations or duties and tariffs; changes in ADI’s or Maxim’s estimates of their expected tax rate based on current tax law; ADI’s ability to successfully integrate Maxim’s businesses and technologies; the risk that the expected benefits and synergies of the proposed transaction and growth prospects of the combined company may not be fully achieved in a timely manner, or at all; adverse results in litigation matters, including the potential for litigation related to the proposed transaction; the risk that ADI or Maxim will be unable to retain and hire key personnel; the risk associated with ADI’s and Maxim’s ability to obtain the approvals of their respective shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all or the failure of the transaction to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; uncertainty as to the long-term value of ADI’s common stock; and the diversion of management time on transaction-related matters. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to ADI’s and Maxim’s respective periodic reports and other filings with the SEC, including the risk factors contained in ADI’s and Maxim’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. Forward-looking statements represent management’s current expectations and are inherently uncertain and are made only as of the date hereof. Except as required by law, neither ADI nor Maxim undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, ADI intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of ADI and Maxim and that also constitutes a prospectus of ADI. Each of ADI and Maxim may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that ADI or Maxim may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of ADI and Maxim. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about ADI, Maxim and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ADI will be available free of charge on ADI’s website at http://www.analog.com or by contacting ADI’s Investor Relations Department by email at investor.relations@analog.com or by phone at 781-461-3282. Copies of the documents filed with the SEC by Maxim will be available free of charge on Maxim’s website at investor.maximintegrated.com or by contacting Maxim’s Investor Relations department by phone at 408-601-5697.

Participants in the Solicitation

ADI, Maxim and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of ADI, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in ADI’s proxy statement for its 2020 annual meeting of shareholders, which was filed with the SEC on January 24, 2020, and ADI’s Annual Report on Form 10-K for the fiscal year ended November 2, 2019, which was filed with the SEC on November 26, 2019. Information about the directors and executive officers of Maxim, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Maxim’s proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on September 27, 2019, and Maxim’s Annual Report on Form 10-K for the fiscal year ended June 29, 2019, which was filed with the SEC on August 21, 2019. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from ADI or Maxim using the sources indicated above.

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